UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
122

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solium Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Tice Boulevard Suite A-18
(No. and Street)

Woodcliff lake N.J 07677
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte
(Name – *if individual, state last, first, middle name*)

3000, 700 - 2nd ST. SW, Calary, Alberta T2P 0S7 Canada
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

[redacted]

12014078

KW 3/12

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/02

OATH OR AFFIRMATION

I, Dominick Scianandro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solium Financial Services, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN ONORATO
Commission # 2412758
Notary Public, State of New Jersey
My Commission Expires
September 26, 2016

Signature

President, CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Solium
FINANCIAL

Solium Financial Services LLC
Financial Statements
For the years ended December 31, 2011 and 2010

Deloitte.

Deloitte & Touche LLP
Suite 700
850 – 2nd Street SW
Calgary AB T2P 0R8

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

Independent Auditor's Report

To the Board of Directors and Shareholder of
Solium Financial Services LLC:

We have audited the accompanying balance sheet of Solium Financial Services LLC (the "Company") as of December 31, 2011 and the related statements of operations and retained earnings, statement of changes in shareholder's equity, statement of changes in liabilities subordinated to claims of general creditors, and statement of cash flows for the year ended December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Solium Financial Services LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedule appearing on page 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management and was derived from and relate directly to underlying accounting and other records used to prepare the financial statements. Such schedule has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statement or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

Calgary, Alberta
February 28, 2012

SOLIUM FINANCIAL SERVICES LLC

Balance Sheets
As at December 31, 2011 and 2010
(Amounts in US Dollars)

	2011 $	2010 $
ASSETS		
CURRENT		
Cash	**730,635**	361,420
Accounts receivable	**44,274**	57,524
	774,909	418,944
Due from related parties (Note 3)	**259,706**	127,089
	1,034,615	546,033
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**10,250**	9,540
	10,250	9,540
SHAREHOLDER'S EQUITY		
Share capital, 100 shares authorized and outstanding at December 31, 2011 (2010 - 100) (Note 7)	**120,000**	120,000
Retained earnings	**904,365**	416,493
	1,024,365	536,493
	1,034,615	546,033

See accompanying notes to the financial statements.

SOLIUM FINANCIAL SERVICES LLC

Statements of Operations and Retained Earnings
For the years ended December 31, 2011 and 2010
(Amounts in US Dollars)

	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $
REVENUE		
Broker access and administration fees	**612,452**	424,828
OPERATING EXPENSES		
Salaries and wages	**75,000**	75,000
General and administrative	**49,580**	19,008
	124,580	94,008
NET INCOME	**487,872**	330,820
RETAINED EARNINGS – BEGINNING OF YEAR	**416,493**	85,673
RETAINED EARNINGS – END OF YEAR	**904,365**	416,493

See accompanying notes to the financial statements.

SOLIUM FINANCIAL SERVICES LLC

Statements of Cash Flows
For the years ended December 31, 2011 and 2010
(Amounts in US Dollars)

	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net income	**487,872**	330,820
Changes in non-cash working capital (Note 5)	**(118,657)**	(156,915)
	369,215	173,905
NET INCREASE IN CASH	**369,215**	173,905
CASH, BEGINNING OF YEAR	**361,420**	187,515
CASH, END OF YEAR	**730,635**	361,420

See accompanying notes to the financial statements.

SOLIUM FINANCIAL SERVICES LLC

Statements of Changes in Shareholder's Equity
For the years ended December 31, 2011 and 2010
(Amounts in US Dollars)

	$
Shareholder's equity – December 31, 2009	205,673
Net income for year 2010	330,820
Shareholder's equity – December 31, 2010	536,493
Net income for year 2011	487,872
Shareholder's equity – December 31, 2011	**1,024,365**

See accompanying notes to the financial statements.

SOLIUM FINANCIAL SERVICES LLC

Statements of Changes in Liabilities Subordinate to Claims of General Creditors
For the years ended December 31, 2011 and 2010
(Amounts in US Dollars)

	$
Balance – December 31, 2009	-
Increases	-
Decreases	-
Balance – December 31, 2010	-
Increases	-
Decreases	-
Balance – December 31, 2011	-

Note: No liabilities subordinate to claims of general creditors existed at December 31, 2011 and 2010.

(Amounts in US dollars, unless otherwise stated)

1. BUSINESS ORGANIZATION

Solium Financial Services LLC ("SFS") was incorporated on May 7, 2008 in New Jersey. Effective December 2, 2008, the Company was granted membership as a Financial Industry Regulatory Authority (FINRA) member firm. The Company is a wholly-owned subsidiary of Solium Holdings USA Inc. ("Solium Holdings").

The Company's primary source of revenue is derived from the access and administration fees earned through sharing agreements with broker partners. The Company operates as a FINRA member and its officers are licensed with FINRA. As of December 31, 2011, all registration fees and required filings have been made to FINRA and related securities authorities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Financial Statements
The Company maintains it books and the accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and cash equivalents

The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Revenue
Revenue derived from sharing agreements with broker partners is recognized in the month the fees are earned and expenses are recognized when incurred.

Income Taxes
Solium Holdings and its domestic subsidiaries, including SFS, file consolidated U.S. federal and state income tax returns. Based on the results of the consolidated group, income taxes for the year ended December 31, 2011 are $Nil.

3. DUE FROM RELATED PARTIES

Amounts due from related parties represent cash collected on behalf of SFS by affiliated companies and thus due to SFS, net of operating costs paid by affiliated companies on behalf of SFS and due back from SFS. There are no fixed repayment terms and no rate of interest.

4. NET CAPITAL

As at December 31, 2011, the Company's net capital is $720,385. The Company's excess net capital was $715,385 over the minimum requirements. Its Aggregated Indebtedness was $10,250 and its ratio of Aggregated Indebtedness to net capital was 1.42%. This was computed pursuant to SEC Rule 15c3-1.

(Amounts in US dollars, unless otherwise stated)

5. CHANGES IN NON-CASH WORKING CAPITAL

Changes in non-cash working capital items are detailed as follows:

	2011 $	2010 $
Decrease (increase) in accounts receivable	**13,250**	(21,228)
Increase in due from related parties	**(132,617)**	(128,797)
(Decrease) increase in accounts payable	**710**	(6,890)
Changes in non-cash operating working capital	**(118,657)**	(156,915)

6. FINANCIAL INSTRUMENTS – FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America require that the Company disclose information about the fair value of its assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument.

Market price observability is impacted by a number of factors, including the type of asset or liability, the characteristics specific to the asset or liability, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities recorded at fair value in the Company's balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. Quoted price for these assets and liabilities are not adjusted even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 - One or more significant pricing inputs are unobservable for the assets and liabilities and include situations where there is little, if any, market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation.

The Company's assets and liabilities are classified within Level 1 of the fair value hierarchy. Interests are primarily based on quoted prices available in active markets.

7. SHARE CAPITAL

The Company has authorized an unlimited number of common shares.

	Number of Shares	**Amount $**
Issued - common shares		
Balance, December 31, 2010 and 2011	100	**120,000**

SOLIUM FINANCIAL SERVICES LLC

Statement of Net Capital
Pursuant to SEC Rule 15c3-1
As at December 31, 2011 and 2010
(Amounts in US dollars)

	2011 **$**	2010 $
Total assets	**1,034,615**	546,033
Less: Total liabilities	**(10,250)**	(9,540)
Net Worth	**1,024,365**	536,493
Less: Non-allocated assets	**303,980**	184,613
Current Capital	**720,385**	**351,880**
Less: Haircuts	**-**	-
Net Capital	**720,385**	351,880
Less: Required capital	**(5,000)**	(5,000)
Excess Net Capital	**715,385**	346,880
Aggregated Indebtedness	**10,250**	9,540
Aggregated Indebtedness to Net Capital	**1.42%**	2.71%

Deloitte.

Deloitte & Touche LLP
Suite 700
850 – 2nd Street SW
Calgary AB T2P 0R8

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

Independent Auditor's Report on Internal Accounting Control required by Rule 17a-5

To the Board of Directors and Shareholder of
Solium Financial Services LLC:

In planning and performing our audit of the financial statements of Solium Financial Services LLC (the "Company"), as of and for the year ended December 31, 2011, (on which we issued our report dated February 23, 2012 and such report expressed an unqualified opinion on those financial statements) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve, or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this reporting, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Deloitte & Touche LLP

Calgary, Alberta
February 28, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067942 FINRA DEC
SOLIUM FINANCIAL SERVICES LLC 13*13
50 TICE BLVD STE A18
WOODCLIFF LAKE NJ 07677-7658

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dominick Scianandre
201-476-9011

2. A. General Assessment (item 2e from page 2) $ 1531

B. Less payment made with SIPC-6 filed (exclude interest) (918)

July 2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 613

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 613

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Solium Financial Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of February, 20 12.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/01/ , 2011
and ending 12/31/ , 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $612,452

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 612,452

2e. General Assessment @ .0025 $ 1,531

(to page 1, line 2.A.)